Date    21 December 2000
Number  115/00


BHP SELLS PARCEL OF ALGERIAN INTERESTS TO WOODSIDE

BHP Limited (BHP) today announced the sale of a parcel of interests in its Algerian oil and gas exploration and development activities to Woodside Petroleum Ltd. The move is consistent with BHP's strategy of actively managing its asset portfolio.

Woodside will take a 15 per cent interest in the Ohanet Risk Service Contract
(RSC), a 50 per cent interest in the Boukhechba Production Sharing Contract and a 50 per cent interest in the Ouest Hassi R'Mel Gas Study Agreement.
The transaction is subject to Algerian government and SONATRACH approvals.

BHP had always intended to reduce its initial equity exposure in the Ohanet gas development following Algerian government approval of the project (received on 12 November 2000). The Company's capital commitment and maximum exposure to the Ohanet gas-condensate development project is reduced by around US$150 million as a result of the Woodside transaction.

Following the necessary approvals, BHP's interest in the Ohanet Development, will stand at 45 per cent with joint venture partners, Japan Ohanet Oil & Gas Co., Ltd. (30%) and Petrofac Resources (Ohanet) LLC (10%). The RSC for the development was signed on 2 July this year.

The joint venture with Woodside in the Boukhechba Production Sharing Contract enables BHP to mitigate risk in the Company's previously 100 per cent-owned exploration blocks, ahead of next year's exploration drilling program.

In addition, Woodside's involvement in the Ouest Hassi R'Mel Gas Study Agreement signals closer cooperation between the two companies in pursuit of future development opportunities in Algeria and elsewhere in North Africa.

The Agreement, signed in November 1999, grants BHP rights to analyse seismic and well data covering 84,000 sq km in the area north and west of Algeria's strategic Hassi R'Mel gas field and puts the Company in a strong position to pursue future exploration licences in that area.

The total cash consideration for the parcel of Algerian interests is US$22.5 million, with Woodside assuming responsibility for its share of capital and other costs from 1 September 2000.

President BHP Petroleum Philip Aiken said: "This deal re-affirms our commitment to Algeria and extends our highly successful domestic relationship with Woodside into the international arena. We look forward to developing our working relationship in this core area for BHP and building on our current asset base."

The total cost of developing the Ohanet reservoirs will be around US$1.0 billion. In return, BHP and its joint venture partners will be entitled to recover their investment - together with an agreed fixed profit consideration - over a target eight-year period from the start of production.

The RSC commits BHP and its joint venture partners to establish commercial production of 710 million standard cubic feet per day of wet gas. First production is planned for July 2003 with a peak liquids production rate of 58,000 barrels per day. BHP's revenue is taken from its share of the condensate and LPG produced.

The structure of the RSC means that BHP's reserves entitlement fluctuates with movements in hydrocarbon prices and the company expects to book proved reserves in the range of 40 million to 57 million barrels of oil equivalent, grossed up for Algerian tax, which is paid by SONATRACH on behalf of BHP and its JV partners.

Further information can be found on our Internet site: http://www.bhp.com

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Robert Porter, Vice President Investor Relations
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Ph:   61 3 9609 3540

Francis McAllister
Vice President Investor Relations, Houston (North America)
Tel: (713) 961 8625